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                            May 30, 2023

       Paul Galvin
       Chief Executive Officer
       Safe & Green Development Corp
       5011 Gate Parkway
       Building 100, Suite 100
       Jacksonville, FL 32256

                                                        Re: Safe & Green
Development Corp
                                                            Amendment No. 3 to
Form 10-12B
                                                            Filed May 17, 2023
                                                            File No. 001-41581

       Dear Paul Galvin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amendment No. 3 to Form 10 filed May 17, 2023

       General

   1. Please update your financial information consistent with the guidance outlined within
                                                        Rule 8-08 of Regulation
S-X.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Paul Galvin
Safe & Green Development Corp
May 30, 2023
Page 2

       You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNamePaul Galvin
                                                        Division of Corporation
Finance
Comapany NameSafe & Green Development Corp
                                                        Office of Real Estate &
Construction
May 30, 2023 Page 2
cc:       Leslie Marlow, Esq.
FirstName LastName